STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


         Loss per common share of $.20 for the year ended June 30, 1997 was calculated by dividing net loss of $534,000 for the year ended June 30, 1997 by the weighted-average number of common and common equivalent shares outstanding of 2,665,277. Earnings per common share of $0.45 for the year ended June 30, 1996 was calculated by dividing post-conversion net income of $1,102,000 by the weighted-average number of common and common equivalent shares outstanding of 2,466,832. For purposes of the weighted-average number of common and common-equivalent shares outstanding, common stock equivalents consist of stock options. The number of shares purchased by the employee stock ownership plan which have not been allocated or committed to be released to participant accounts are not assumed to be outstanding.